EXHIBIT 17.1

RESIGNATION

Board of Directors

No Borders, Inc.

18716 East Old Beau Trail

Queen Creek, Arizona 85142

Dear Sirs:

Effective immediately, I hereby resign as the Chief Financial Officer of No Borders, Inc., a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: April 27, 2018

/s/ Cynthia Tanabe

Cynthia Tanabe